                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                      ----------------------------------
                             Washington, D.C. 20549
                             ----------------------


                                 SCHEDULE 13D
                                --------------
                                (RULE 13d-101)

                   Under the Securities Exchange Act of 1934
                   -----------------------------------------

                                  RENT WAY INC.
                                ----------------
                                (Name of Issuer)


                           Common Stock, No Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   76009u104
                                 --------------
                                 (CUSIP Number)

                   GDJ, Jr. Investments, Limited Partnership
                             Bank of America Center
                          101 Convention Center Drive
                                   Suite 850
                             Las Vegas, Nevada 89109
              ---------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    Copy to:
                              John D. Capers, Jr.
                                King & Spalding
                           191 Peachtree Street, N.E.
                             Atlanta, Georgia 30303

                               December 10, 1998
                         ------------------------------
                         (Date of Event Which Requires
                           Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b(3) or (4), check the following box:[ ]

 NOTE: Six copies of this Statement, including all exhibits, should be filed with the Commission.
       See Rule 13d-1(a) for other parties to whom copies are to be sent.




                        (Continued on following pages)



                              Page 1 of 13 Pages

SCHEDULE 13D                         FORMS                                  7060
--------------------------------------------------------------------------------
CUSIP No. 76009u104                   13D                     PAGE 2 OF 11 PAGES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
            GDJ, Jr. Investments, Limited Partnership

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

--------------------------------------------------------------------------------

   3      SEC USE ONLY

--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS
             00-See Item 3
--------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
               state of Nevada
--------------------------------------------------------------------------------

                       7      SOLE VOTING POWER                    -0-
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                  1,396,440(1)
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            9      SOLE DISPOSITIVE POWER               -0-
   PERSON
    WITH
                       --------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER             1,396,440(1)

                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,396,440(1)
--------------------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [   ]

--------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.6%(2)
--------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON
               PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


-----------------------
1  Power is exercised through its general partner, GDJ, Jr. Investment
   Corporation.

2  Assumes a total of 21,123,333 shares outstanding.



                              Page 2 of 13 Pages

SCHEDULE 13D                        Forms                                 7060
==============================================================================
CUSIP No. 76009u104                  13D                    PAGE 3 OF 11 PAGES
------------------------------------------------------------------------------

------------------------------------------------------------------------------
  1       NAMES OF REPORTING PERSONS
               GDJ, Jr. Investment Corporation

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
------------------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)   [   ]
                                                                   (b)   [ X ]

-------------------------------------------------------------------------------

  3       SEC USE ONLY

-------------------------------------------------------------------------------

  4       SOURCE OF FUNDS
               00 - See Item 3
------------------------------------------------------------------------------

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                           [   ]

------------------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION
               State of Nevada
------------------------------------------------------------------------------

                       7       SOLE VOTING POWER                  -0-
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          8       SHARED VOTING POWER                1,396,440(1)
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            9       SOLE DISPOSITIVE POWER             -0-
 PERSON WITH
                       --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER           1,396,440(1)

------------------------------------------------------------------------------

 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,396,440(1)
------------------------------------------------------------------------------

 12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                 [   ]

------------------------------------------------------------------------------

 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.6%(2)
------------------------------------------------------------------------------

 14       TYPE OF REPORTING PERSON
               CO
------------------------------------------------------------------------------

-------------------------
1 Solely in its capacity as the general partner of GDJ, Jr. Investment, Limited Partnership.

2   Assumes a total of 21,123,333 shares outstanding.



                              Page 3 of 13 Pages

SCHEDULE 13D                          FORMS                               7060
==============================================================================
CUSIP No.  76009u1041                  13D                  PAGE 4 OF 11 PAGES
------------------------------------------------------------------------------

  1       NAMES OF REPORTING PERSONS
            George D. Johnson, Jr.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------------------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]
------------------------------------------------------------------------------

  3       SEC USE ONLY

------------------------------------------------------------------------------

  4       SOURCE OF FUNDS
            00 - See Item 3
------------------------------------------------------------------------------

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [ ]
          IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------------------------------------------------------------------------

                       7       SOLE VOTING POWER                   -0-
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          8       SHARED VOTING POWER                 1,396,440(1)
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            9       SOLE DISPOSITIVE POWER              -0-
 PERSON WITH
                       --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER            1,396,440(1)

-------------------------------------------------------------------------------

 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,396,440(1)
-------------------------------------------------------------------------------

 12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [  ]

-------------------------------------------------------------------------------

 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.6%(2)
-------------------------------------------------------------------------------

 14       TYPE OF REPORTING PERSON
            IN
-------------------------------------------------------------------------------


-------------------
(1) Solely in his capacity as sole owner of GDJ, Jr. Investment Corporation, 1% general partner of GDJ, Jr. Investments, Limited Partnership, and 99% limited partner of same.
(2)   Assumes a total of 21,123,333 shares outstanding.






                              Page 4 of 13 Pages

SCHEDULE 13D                         FORMS                                  7060
--------------------------------------------------------------------------------
CUSIP NO.  076009u104                 13D                     PAGE 5 OF 11 PAGES
--------------------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
               Daniel C. Breeden, Jr.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [   ]
                                                                     (b)   [ X ]

--------------------------------------------------------------------------------

   3      SEC USE ONLY

--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS
               00 - See Item 3
--------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                     [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
--------------------------------------------------------------------------------

                       7      SOLE VOTING POWER                     93,573
  NUMBER OF
   SHARES              ---------------------------------------------------------
 BENEFICIALLY          8      SHARED VOTING POWER                   1,396,440(1)
  OWNED BY
    EACH               ---------------------------------------------------------
  REPORTING            9      SOLE DISPOSITIVE POWER                93,573
 PERSON WITH
                       ---------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER              1,396,440(1)

                       ---------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,490,013
--------------------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [   ]

--------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.1%(2)
--------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------

-----------------
(1) Solely in his capacity as President of GDJ, Jr. Investment Corporation, general partner of GDJ, Jr. Investments, Limited Partnership.
(2)  Assumes a total of 21,123,333 shares outstanding.



                              Page 5 of 13 Pages

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


Item 1.                       Security and Issuer

       The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, no par value ("Rent-Way Common Stock"), of Rent-Way, Inc. ("Rent-Way"), a Pennsylvania corporation. Rent-Way's principal executive offices are located at One Rent-Way Place, Erie, Pennsylvania 16505.


Item 2.                    Identity and Background

       (a) Pursuant to Rules 13d(1)(f)(1) and (2) of Regulations D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D on behalf of GDJ, Jr. Investments, Limited Partnership (the "Partnership"), GDJ, Jr. Investment Corporation (the "Corporation"), George D. Johnson, Jr. ("Mr. Johnson") and Daniel C. Breeden, Jr. ("Mr. Breeden"). The Partnership, the Corporation, Mr. Johnson and Mr. Breeden are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists.

       (b)-(c)  The Partnership

                The Partnership is a Nevada limited partnership, the principal business of which is investment. The Partnership's principal business address, which also serves as its principal office, is Bank of America Center, 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Corporation, Mr. Johnson and Mr. Breeden is set forth below.

                The Corporation

                The Corporation is a Nevada Sub-Chapter S Corporation, the principal business of which is serving as general partner of the Partnership. The Corporation's principal business address, which also serves as its principal office, is Bank of America Center, 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109. The Corporation is the 1% general partner of the Partnership.




                              Page 6 of 13 Pages

                Mr. Johnson

                Mr. Johnson's business address is 450 East Las Olas
Boulevard, Suite 1100, Fort Lauderdale, Florida 33301. Mr. Johnson has been President and Chief Executive Officer of Extended Stay America, Inc. since January 1995. Mr. Johnson is the 99% limited partner of the Partnership and the sole owner of the Corporation.

                Mr. Breeden

                Mr. Breeden's business address is 961 East Main Street, Spartanburg, South Carolina 29302. Mr. Breeden is Chief Financial Officer of Johnson Development Associates, Inc. Mr. Breeden serves as President, Secretary and Treasurer of the Corporation.

       (d)-(e) During the last five years, none of the entities or persons identified in this Item 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

       (f)      Mr. Johnson and Mr. Breeden are citizens of the United States.


Item 3.         Source and Amount of Funds or Other Consideration.

       Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 1, 1998, by and between Rent-Way and Home Choice, Inc., a Delaware corporation ("Home Choice"), Home Choice was merged with and into Rent-Way (the "Merger"). At the Effective Time of the Merger (as defined in the Merger Agreement), each outstanding share of Common Stock (other than treasury shares) of Home Choice ("Home Choice Common Stock") converted into the right to receive 0.588 shares of Rent-Way Common Stock. Fractional shares were not issued, but the holders thereof were paid in cash in an amount equal to the product of such fraction multiplied by the closing sale price of one share of Rent-Way Common Stock on the New York Stock Exchange on the day of the Effective Time of the Merger. Prior to the Merger, the Partnership was the beneficial owner of 2,374,898 shares of Home Choice Common Stock. Such shares converted into 1,396,440 shares of Rent-Way Common Stock

       The foregoing summary of the terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to Rent-Way's Form S-4 filed with the Commission on November 6, 1998 and is specifically incorporated by reference herein.




                              Page 7 of 13 Pages

Item 4.                    Purpose of Transaction.

       The purpose of the underlying transaction which resulted in the Reporting Persons' beneficial ownership was the merger of Home Choice with and into Rent-Way. Upon effectiveness of the Merger, each outstanding share of Home Choice Common Stock converted into the right to receive 0.588 shares of Rent-Way Common Stock.

       The Reporting Persons may, from time to time, increase, reduce or dispose of their investment in the issuer, depending on general economic conditions in the markets in which the issuer operates, the market price of the Common Stock, the availability of funds, other opportunities available to the Reporting Persons, and other considerations. However, the Reporting Persons' ability to transfer their shares is limited by certain provisions set forth in the Affiliate Agreements entered into by the Partnership and Mr. Breeden on December 10, 1998.

       Other than those changes instituted upon effectiveness of the Merger Agreement, the Reporting Persons has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a)-(j) of Item 4 of Schedule 13D. Such changes pursuant to the Merger Agreement included an increase in authorized stock of Rent-Way.


Item 5.               Interest in Securities of the Issuer.

       (a) The Partnership may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 ("Rule 13d-3")) under the Act of 1,396,440 shares of Rent-Way Common Stock, which constitutes 6.6% of the outstanding shares of the Common Stock.

       The Corporation may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3) under the Act of 1,396,440 shares of Rent-Way Common Stock, which constitutes 6.6% of the outstanding shares of the Common Stock.

       Mr. Johnson may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3) under the Act of 1,396,440 shares of Rent-Way Common Stock, which constitutes 6.6% of the outstanding shares of the Common Stock.

       Mr. Breeden may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3) under the Act of 1,490,013 shares of Rent-Way Common Stock, which constitutes 7.1% of the outstanding shares of the Common Stock. Mr. Breeden, however, disclaims beneficial ownership of 1,396,440 of these shares held by the Partnership.

       (b) The Partnership, the Corporation, Mr. Johnson and Mr. Breeden will have shared power to vote or direct the vote of, and to dispose or to direct the disposition of, 1,396,440 shares of Rent-Way Common Stock.

       (c) Except for the issuance of the shares of Rent-Way Common Stock pursuant to the Merger Agreement described in response to Items 3 and 4 (which responses are specifically incorporated by




                              Page 8 of 13 Pages
reference herein), no transactions in Rent-Way Common Stock were affected during the past 60 days by any of the entities or natural persons listed in this Item 5.

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

       (e) Not applicable.


Item 6.     Contracts, Arrangements, Understandings or Relationships
                   with Respect to Securities of the Issuer.

       Other than the Merger Agreement described in response to Items 3 and 4 (which responses are specifically incorporated by reference herein) and any ancillary documents executed pursuant to the Merger Agreement, there are no contracts, arrangements, understandings or relationships with respect to the shares of Rent-Way Common Stock owned by the Reporting Persons.


Item 7.                Material to be filed as Exhibits.

       The following Exhibits are filed as part of this Schedule 13D Statement:

       Exhibit  A   --     Agreement and Plan of Merger, dated as of September
                           1, 1998, by and between Rent-Way and Home Choice
                           (incorporated by reference to Exhibit 2.1 to Rent-Way's Registration Statement on Form S-4 filed with the Commission on November 6, 1998).

       Exhibit  B   --     Agreement to file Schedule 13D jointly pursuant to
                           Rule 13d-1(f)(1)(iii).




                              Page 9 of 13 Pages

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 21, 1998.


                                      GDJ, JR. INVESTMENTS, LIMITED PARTNERSHIP

                                      By: GDJ, Jr. Investment Corporation


                                      By: /s/ Daniel C. Breeden, Jr.
                                          -------------------------------------
                                          Daniel C. Breeden, Jr.
                                          President




                             Page 10 of 13 Pages

                               INDEX TO EXHIBITS


    Exhibit      Description
    -------      -----------
       A         Agreement and Plan of Merger, dated as of September 1, 1998, by and between Rent-Way and Home Choice (incorporated by
                 reference to Exhibit 2 to Rent-Way's Registration Statement on
                 Form S-4 filed with the Commission on November 6, 1998).

       B         Agreement to file Schedule 13D jointly pursuant to Rule
                 13d-1(f)(1)(iii), filed herewith.




                             Page 11 of 13 Pages

                                  EXHIBIT B


                                  SCHEDULE 13D
                             JOINT FILING AGREEMENT



       AGREEMENT dated as of December 21, 1998 between GDJ, Jr. Investments, Limited Partnership (the "Partnership"), GDJ, Jr. Investment Corporation (the "Corporation"), George D. Johnson, Jr. ("Mr. Johnson") and Daniel C. Breeden, Jr. ("Mr. Breeden").

       WHEREAS, pursuant to paragraph (f) of Rule 13d-1 promulgated under Subsection 13d(1) of the Securities Exchange Act of 1934, as amended (the "Act"), the parties hereto have decided to satisfy their filing obligations under the Act by a single joint filing;

       NOW, THEREFORE, the undersigned do hereby agree as follows:

       1. The Schedule 13D ("Schedule 13D") with respect to Rent-Way, Inc. to which this is attached as Exhibit B is filed on behalf of the Partnership, the Corporation, Mr. Johnson and Mr. Breeden (collectively, the "Filing Persons"). Each of the Filing Persons authorizes the Partnership to file the Schedule 13D on behalf of the Filing Persons.

       2. Each of the Partnership, the Corporation, Mr. Johnson and Mr. Breeden is responsible for the completeness and accuracy of the information concerning such person or entity contained therein; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person or entity making such filing.




                             Page 12 of 13 Pages

       IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first written above.


                                      GDJ, JR. INVESTMENTS, LIMITED PARTNERSHIP

                                      By: GDJ, Jr. Investment Corporation
                                          General Partner

                                      By: /s/ Daniel C. Breeden, Jr.
                                          -------------------------------------
                                          Daniel C. Breeden, Jr.
                                          President


                                          /s/ George D. Johnson, Jr.
                                          -------------------------------------
                                          George D. Johnson, Jr.


                                          /s/ Daniel C. Breeden, Jr.
                                          -------------------------------------
                                          Daniel C. Breeden, Jr.




                             Page 13 of 13 Pages